November 17, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (310) 712-8800

David R. Brown
Chief Financial Officer
First California Financial Group, Inc.
1880 Century Park East – Suite 800
Los Angeles, California 90067

> **Re: First California Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed on October 23, 2006**
> **File Number 333-138161**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide the staff with copies of the board books that Sandler O'Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. provided in connection with the transactions.

2.   Please confirm that National Mercantile and FCB did not exchange financial projections, or put them in the prospectus.

3.   Please unbundle the changes in the certificate of incorporation and by-laws of First California from National Mercantile and FCB Bancorp. Refer to the Fifth Supplement of Telephone Interpretations, September 2004.

4.   We note that First California will have options and preferred stock as a result of the merger. Please revise to disclose whether or not you intend to register the options and preferred stock or upon which exemptions you plan to rely. If applicable, please advise whether you plan to register the underlying shares in connection therewith.

5.   You should use no type size smaller than the one that predominates in the filing. Currently, you use a smaller size type on page 99 and elsewhere in the document. Please revise throughout.

Cover Page

6.   Please indicate the number of shares to be issued; see Item 502(a)(2) of Regulation S-K.

Summary, page 4

7.   Please revise to state that the Summary summarizes "material," not selected information. Please delete the language in the first sentence beginning "and may not contain . . . ." You can direct readers to the rest of the prospectus.

8.   Item 3 of Form S-4 requires that you provide in the summary of the forepart of the prospectus a statement regarding dissenters' rights of appraisal. Please revise to provide such statement.

Risk Factors, page 19

9.   Please revise to include disclosure regarding risk factors regarding regulatory approvals and foregoing other potential mergers. For example, in order to complete the transaction, National Mercantile and FCB Bancorp must first obtain the prior approval of the Federal Reserve Board and the California Department of Financial Institutions, which may impose additional conditions. In addition, the merger agreement imposes a termination fee and other conditions which discourage other potential mergers.

10.   We note your disclosure on page 197 and that the certificate of incorporation and bylaws of First California differ from those of FCB Bancorp and National Mercantile. Please revise to include a risk factor explaining new risks, such as a more restrictive nomination procedure, lack of right to absolute inspection of stockholder lists, *etc*.

11.   Please revise to include a risk factor discussing the risk to common stockholders of the potential rights of preferred stockholders as discussed on page 195 (*e.g.*,

preference over common stock regarding dividends and distributions, board of directors may issue preferred stock without any action by common stockholders, *etc.*). This may delay future transactions or other changes that stockholders in the combined company may believe are desirable.

Our allowance for loan losses may not be adequate to cover…, page 21

12.   Several of your risk factors use language stating that "we cannot assure you that…" or similar language. The risk is not your ability to give assurance but the underlying situation. Please revise to eliminate this and similar language.

Cautionary Statement Regarding Forward-Looking Statements, page 26

13.   Please revise to make clear that the safe harbor does not apply to this proxy statement-prospectus since it is an initial public offering.

The Mergers – Background of Merger, page 36

14.   Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price.

Reasons of FCB Bancorp for the Mergers; Recommendation of FCB…, page 38

15.   We note that you provide a list of factors that FCB Bancorp has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

16.   Please have the discussion of the recommendation specifically mention each line item KBW analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Fairness Opinion of Keefe, Bruyette & Woods, Inc., page 40

17.   Please revise to state that Keefe, Bruyette & Woods has consented to the inclusion of its opinion in the prospectus. Please revise to state on page 47 that Sandler O'Neil has similarly consented.

Reasons of National Mercantile for the Mergers, page 45

18.   The list of factors should explicitly mention each line item Sandler O'Neill

analysis that does not support the recommendation and should explain why the board is recommending the transaction in light of that analysis.

Sandler O'Neill Compensation, page 56

19.   We note your disclosure regarding the fee received by Sandler O'Neil. Please revise your disclosure to include for the last two years all fees provided to Sandler O'Neil and any material relationship with them. Also, please revise to disclose whether you determined the amount of consideration to be paid or Sandler O'Neil recommended such amount. Please also similarly revise your disclosure for KBW Compensation on page 46.

Material United States Federal Income Tax Considerations of the Merger, page 56

20.   Please revise to state that the section is, or represents, the tax opinion of Sullivan & Cromwell.

Registration Rights Agreement, page 74

21.   Since the form does not require a summary of this agreement, you cannot qualify your description of it in its entirety. Please revise.

Information about National Mercantile, page 75

22.   Please revise to discuss the population characteristics of the geographic area served by National Mercantile including information regarding trends of population growth and per capital income. Please revise with respect to FCB Bancorp on page 125.

National Mercantile Management's Discussion and Analysis
Critical Accounting Policies – Allowance for Loan Losses, page 85

23.   We note that your allowance for loan losses was previously comprised of the allowance for loan and lease losses and the reserve for contingent losses on unfunded commitments and that during 2005 you reclassified the reserve for contingent losses on unfunded commitments as of December 31, 2005 and 2004 to other liabilities. Please revise your critical accounting policy disclosures and other ancillary portions of the document as necessary to disclose how you determined the reserve for contingent losses on unfunded commitments as prescribed by paragraph 13(b) of SOP 01-6, including but not limited to:

- a description and quantification of the amounts of the reserve and of the unfunded commitments to which the reserve relates at December 31, 2005 and 2004; and
- methodology and risk factors considered in determining the reserve.

FCB Bancorp Management's Discussion and Analysis
Noninterest income, page 144

24.   We note you originate certain loans for sale in the secondary market. Please tell us the balance of these loans which are held for sale as of each balance sheet date and the volumes originated and sold during the respective periods.

Stock Options, page 175

25.   We note FCB Bancorp's 2005 Stock Option Plan and National Mercantile's 2005 Stock Incentive Plan. Please disclose if you intend to adopt similar plans prior to the merger and what, if any, awards or grants may be made prior to the merger. To the extent material, disclose the pro forma effects of these incentives.

Regulation and Supervision, page 185

26.   You discuss the various agencies and laws to which you are subject, such as the USA PATRIOT Act. Please revise to disclose whether you believe you are in compliance with such laws.

Unaudited pro forma combined condensed financial information, page 206

27.   Please tell us how you determined that First California would be the acquiring entity in the primary merger. Refer to the guidance provided by paragraphs 15-19 of SFAS 141.

Note 2 – Pro forma combined balance sheet adjustments, including merger-related costs, page 210

28.   Please tell us how you considered the guidance of SOP 03-3 in determining that pro forma adjustments to the allowance for loan losses were not required.

29.   Please revise your footnotes to include a schedule showing the calculation and allocation of FCB Bancorp's purchase price.

30.   As a related matter, it appears from your disclosure that the pro forma adjustments of $28.6 million for goodwill and $15.0 million for core deposit intangibles relate solely to the intangible assets to be recognized upon the acquisition of FCB and does not eliminate the prior intangible asset balances in FCB's historical financial

statements. Refer to the guidance provided by paragraphs 38-39 of SFAS 141. If this is correct, please revise your pro forma financial information and disclosures to eliminate the intangibles historically recognized by FCB, presenting each of the revised adjustments on a gross rather than net basis, or alternatively, tell us how you concluded that no adjustments are required. If this is not correct, please revise your pro forma adjustments and/or disclosure to clearly present the amounts both added and eliminated for the purposes of recording these intangible assets.

31.   Please revise your footnotes to provide the following information related to your core deposit intangibles to be recognized as a result of the acquisition:

  • the useful life of the asset; and
  • the amortization method selected.

32.   Please revise your pro forma financial statements and/or footnotes to provide a detailed breakout of your pro forma adjustment for deferred tax assets of $7.0 million, including the elimination of deferred tax assets (liabilities) historically recorded by FCB as prescribed by paragraph 38 of SFAS 141.

Financial Statements – General

33.   Please update your financial statements and pro forma financial information based on the requirements of Item 3-12 of Regulation S-X.

34.   Please tell us how you concluded that you were not required to provide audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for the three most recent fiscal years, or alternatively, revise to provide the additional years. Please refer to Rules 3-01 and 3-02 of Regulation S-X.

35.   Please file updated consents for all audited financial statements included in your next filing.

National Mercantile Bancorp Financial Statements
Interim Financial Statements Note 10 – Derivative Instruments and Hedging, page F-10, and Annual Financial Statements Note 14 – Derivative Instruments and Hedging, page F-40

36.   For the hedging relationships described in your footnotes which were entered into during 2005 and 2006, please tell us the following so that we may better understand your accounting treatment:

  • the specific terms of each hedged item, including any conversion, call, or interest rate deferral features;

- the specific terms of each hedging instrument, including the payment of any broker/placement fees;
- the specific hedged risk you have identified in your hedge documentation;
- the method(s) you use to assess hedge effectiveness and calculate hedge ineffectiveness for each hedge; and
- how you meet each requirement specified in paragraph 68 of SFAS 133 to use the short-cut method to assume no hedge ineffectiveness, if applicable.

Item 21. Exhibits and Financial Statement Schedules, page II-2

37.   Please file at least drafts of your tax and legal opinions with your next filing.

38.   A document on file with the Commission for more than five years may not be incorporated by reference except in the circumstances set forth in Item 10 of Regulation S-K. Please revise for Exhibit 10.1.

Signatures, page II-6

39.   Please revise to include your principal accounting officer and a majority of your board of directors in accordance with the instructions to Form S-4.

Form 10-K of FCB Bancorp Filed on March 31, 2006

40.   Please disclose why you do not have an audit committee financial expert. Refer to 401(h) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Roberts at (202) 551-3417 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Patrick S. Brown, Esq.
         Sullivan & Cromwell LLP
         1888 Century Park East
         Los Angeles, California 90067